Exhibit 99.4

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF AUTOHOME INC. (Continued and to be signed on the reverse side)

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF AUTOHOME INC. December 16, 2021 Please vote, sign, date and mail your proxy card in the envelope provided so that your vote is received on or before December 7, 2021 at 10:00 AM (New York City time). Please detach along perforated line and mail in the envelope provided RESOLUTIONS PRESENTED FOR CONSIDERATION AT THE ANNUAL GENERAL MEETING OF SHAREHOLDERS ON DECEMBER 16, 2021. PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE1. As a special resolution: THAT the Company’s Fifth Amended and Restated Memorandum of Association and Articles of Association be amended and restated by their deletion in their entirety and by the substitution in their place of the Sixth Amended and Restated Memorandum of Association and Articles of Association in the form as attached as Exhibit B to the Notice of Annual General Meeting. FOR AGAINST ABSTAIN. Signature of Shareholder Date: Signature of Shareholder Date: Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.